National Health Partners, Inc.
                          120 Gibraltar Road, Suite 107
                                Horsham, PA 19044

                                 August 25, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: James Lopez, Legal Branch chief

Re: National Health Partners, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 31, 2011
    Form 10-Q for the Fiscal Quarter Ended March 31, 2011
    Filed May 16, 2011
    File No. 000-51731

Dear Madam or Sir.

     This morning, our securities attorney, David E. Wise, Esq., had a telephone conversation with James Lopez, Esq. in which he made a verbal request for an extension of time until September 12, 2011, for National Health Partners, Inc. to file a response to the Staff's August 12, 2011, comment letter related to the referenced filings.

     We intend to response to the Staff's comments on or before September 12, 2011.

     Thank you for your assistance on this matter.

National Health Partners, Inc.



By: /s/ David M. Daniels
   ---------------------------------
   David M. Daniels
   Chief Executive Officer